DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4560

15, AVENUE MATIGNON
75008 PARIS

URM
IRT AM MAIN

2-CHOME
107-0052

3A CHATER ROAD
HONG KONG

03007405

File No. 82-4939

February 24, 2003

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following Significant Event dated February 19, 2003.

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Very truly yours,

Lillian R. Saldanha

Lillian R. Saldanha
Legal Assistant

dlw 3/14

In compliance with the provisions of article 82 of the Securities Market Law (*Ley de Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the CNMV of the following:

SIGNIFICANT EVENT

Grupisa Infraestructuras, S.A., a company wholly owned by Grupo Ferrovial through Ferrovial Servicios, has reached an agreement to acquire all the shares of Portuguese group NOVIPAV, one of Portugal's leading road upkeep and maintenance companies.

Novipav and its group of companies obtained 16 million euros in revenues in 2002 and had 3.7 million euros in equity at 2002 year-end.

This acquisition strengthens Grupisa Infraestructuras's position in the infrastructure upkeep and maintenance business in both Spain and Portugal.

Madrid, 19 February 2003

José María Pérez Tremps
Director and Company Secretary - GRUPO FERROVIAL, S.A.